UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Investment Savings Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits – December 31, 2015 and 2014	2

Statements of Changes in Assets Available for Benefits – Years ended December 31,
2015 and 2014	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2015	9

Signatures	10

Report of Independent Registered Public Accounting Firm
The Pension Committee to the
American Woodmark Corporation Investment Savings Stock Ownership Plan:
We have audited the accompanying statements of assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2015 and 2014, and changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

McLean, Virginia
June 28, 2016

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
ASSETS
Investments at fair value:
Cash	$139,356	$76,439
Collective fund	3,037,476	1,921,436
Mutual funds	71,113,930	63,412,313
American Woodmark Corporation Stock Fund:
Money market fund	1,041,847	611,914
Common stock – American Woodmark Corporation	59,595,258	31,984,441
Total investments, at fair value	134,927,867	98,006,543

Receivables:
Employer’s contributions	140,251	570,046
Participants’ contributions	112,989	74,096
Notes receivable from participants	3,694,845	3,060,629
Total receivables	3,948,085	3,704,771

Total assets available for benefits	$138,875,952	$101,711,314

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$27,432,554	$4,023,765
Interest and dividends	2,828,497	1,402,333
Interest on notes receivable from participants	161,885	128,782
Total investment income	30,422,936	5,554,880

CONTRIBUTIONS:
Participants’ contributions	8,163,701	6,861,435
Rollovers	531,855	202,028
Employer’s contributions	7,538,839	5,663,022
Total contributions	16,234,395	12,726,485

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(9,287,391)	(6,937,196)
Administrative expenses	(205,302)	(184,897)
Total deductions	(9,492,693)	(7,122,093)

Net increase in assets available for benefits	37,164,638	11,159,272

Assets available for benefits at beginning of year	101,711,314	90,552,042

Assets available for benefits at end of year	$138,875,952	$101,711,314

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (“the Plan”) provides only general information. Effective January 1, 2016 the Plan name will be the American Woodmark Corporation Retirement Savings Plan. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a)	General
The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. Employees hired after December 31, 2012 who are eligible participants are automatically enrolled on the first day following the completion of five consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The trustee of the Plan is Verisight Trust Company; prior to April 1, 2015 Wilmington Trust was the trustee of the Plan. Effective April 1, 2016 Verisight Trust Company will be renamed Newport Trust Company as a result of re-branding.

(b)	Contributions
The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $18,000 for year ended December 31, 2015 and $17,500 for year ended December 31, 2014. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch‑up contribution up to the limit imposed by law. The catch‑up limit for 2015 and 2014 was $6,000 and $5,500, respectively. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.
The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All matching contributions by the Corporation are made in cash by the Corporation. Prior to May 1, 2015 matching contributions were made in the Corporation’s common stock.
The Corporation also makes profit sharing contributions to each participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 in total but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. These contributions may be made in the form of the Corporation’s common stock or cash. Profit sharing contributions made in 2015 and 2014 were $1,774,926 and $818,417, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2015 or 2014.

(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing and incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan. At December 31, 2015 and 2014, the balance of forfeited nonvested accounts was $12,606 and $807, respectively. In 2015 and 2014, employer contributions were reduced by $19,613 and $13,962, respectively, from forfeited nonvested accounts.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(d)	Vesting
Participants are immediately vested in their contributions and the Corporation’s contributions plus actual earnings thereon. For contributions prior to January 1, 2013 participants vested at 25% per year in the portion of their account representing the Corporation’s matching contributions plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e)	Loans
Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits
Upon termination of service a participant may receive a lump‑sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)	Investment Options
Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. Prior to May 1, 2015 the Corporation’s matching contributions were automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock. The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund.

(i)	Administrative Expenses
The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" or "Update") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). ASU 2015-12 simplifies the measurement of fully benefit-responsive investment contracts (Part I) and disclosures about plan investments (Part II). It also allows an employee benefit plan with a fiscal year end that doesn’t coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts (Part III). The amendments in Parts I, II, and III of ASU 2015-12 are effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan early adopted Part II of ASU 2015-12; Parts I and III are not applicable to the Plan. As a result of early adopting ASU 2015-12, the Plan is no

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2015 and 2014

longer required to disclose net appreciation in the fair value of investments by general type or disclose individual investments with a fair value equal to or greater than 5% of net assets available for benefits. Additionally, the Plan is no longer required to disaggregate its investments by class (i.e., individual investments) when disclosing fair value information; instead, the Plan is required to disaggregate its investments by general type for such disclosures. Accordingly, the information about the fair value of investments in Note 3 is presented by general type.
In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which amends the disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, for reporting entities that measure the fair value of an investment using the net asset value per share (or its equivalent) as a practical expedient. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for the Plan’s fiscal year beginning after December 15, 2015, with early application permitted. The Plan did not early adopt the provisions of ASU 2015-07 in fiscal year 2015.

(b)	Investment Valuation and Income Recognition
Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date as a practical expedient of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.
The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.
In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.
The Plan’s investments, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of assets available for benefits.

(c)	Notes receivable from participants
Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest. Delinquent participant loans are considered in default and treated as a distribution to the participant.

(d)	Benefit Payments
Benefit payments are recorded upon distribution.

(e)	Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)	Reclassifications
Certain reclassifications have been made to prior period balances to conform to the current period presentation.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(3)	Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement. These levels are described below:
Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.
Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$139,356	$—	$—	$139,356
Collective fund	—	3,037,476	—	3,037,476
Mutual funds	71,113,930	—	—	71,113,930
American Woodmark Corporation stock fund:
Money market fund	—	1,041,847	—	1,041,847
American Woodmark Corporation common stock	—	59,595,258	—	59,595,258
Total American Woodmark Corporation stock fund	—	60,637,105	—	60,637,105
Total investments at fair value	$71,253,286	$63,674,581	$—	$134,927,867

	Fair Value Measurements as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash	$76,439	$—	$—	$76,439
Collective fund	—	1,921,436	—	1,921,436
Mutual funds	63,412,313	—	—	63,412,313
American Woodmark Corporation stock fund:
Money market fund	—	611,914	—	611,914
American Woodmark Corporation common stock	—	31,984,441	—	31,984,441
Total American Woodmark Corporation stock fund	—	32,596,355	—	32,596,355
Total investments at fair value	$63,488,752	$34,517,791	$—	$98,006,543

There were no transfers between Level 1 or Level 2 during 2015 and 2014. There were no liabilities measured at fair value on a recurring basis.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014

Assets available for benefits per the financial statements	$138,875,952	$101,711,314
Less amounts allocated to withdrawing participants	(394,584)	(209,830)
Assets available for benefits per the Form 5500	$138,481,368	$101,501,484

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014

Benefits paid to participant per the financial statements	$9,287,391	$6,937,196
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	394,584	209,830
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(209,830)	(344,377)
Benefits paid to participants per the Form 5500	$9,472,145	$6,802,649

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(5)	Related-Party Transactions
Certain plan assets are invested in common stock of the Corporation. Additionally, certain plan investments are shares of a money market fund and common collective fund with Wilmington, which is an affiliate of the trustee for 2014 and through April 1, 2015. Transactions involving these investments are considered to be party-in-interest transactions. During 2015 and 2014, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan.

(6)	Federal Income Taxes
The Internal Revenue Service ("IRS") determined and informed the Corporation by a letter dated August 21, 2015 that the Plan, as amended, qualified under Section 401 of the Internal Revenue Code ("IRC"). The Trust established under the Plan is tax exempt under Section 501. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

AMERICAN WOODMARK CORPORATION
INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest	Current value
Cash:
M&T Investment Group	Non-Interest Bearing Cash	139,356	$139,356
*Wilmington Fund	Wilmington Prime Money Market	1,041,847 shares of money market fund, pays interest at 0.01%	1,041,847
	Total		1,181,203

*Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	172,100	3,037,476

Mutual Funds:
Legg Mason Funds	Legg Mason Global Asset Management Trust	38,055	374,083
American Funds	EuroPacific Growth	6,173	279,758
Vanguard Funds	Vanguard Target Retire Income	4,085	50,862
Oppenheimer Funds	Oppenheimer Developing Markets	12,756	382,563
Blackrock Funds	Blackrock Equity Dividend	27,987	586,038
Pimco Funds	Pimco Total Return	73,337	738,500
Vanguard Funds	Vanguard Total Intl Stock Index Admiral	34,898	845,939
Vanguard Funds	Vanguard Total Bond Market Index Adm	75,595	804,335
Fidelity Funds	Fidelity Small Cap Value	39,446	660,318
Vanguard Funds	Vanguard Small Cap Growth	25,221	1,077,696
JP Morgan Funds	JP Morgan Large Cap Growth	33,922	1,220,517
Vanguard Funds	Vanguard Total Stock Market Index Fund Admiral Shares	46,082	2,340,485
Vanguard Funds	Vanguard REIT Index Fund Admiral Shares	4,451	502,922
Vanguard Funds	Vanguard Target Retirement 2010	7,084	176,245
Vanguard Funds	Vanguard Target Retirement 2015	247,026	3,515,175
Vanguard Funds	Vanguard Target Retirement 2020	385,154	10,456,929
Vanguard Funds	Vanguard Target Retirement 2025	810,701	12,663,146
Vanguard Funds	Vanguard Target Retirement 2030	447,278	12,398,538
Vanguard Funds	Vanguard Target Retirement 2035	441,061	7,427,474
Vanguard Funds	Vanguard Target Retirement 2040	199,575	5,677,921
Vanguard Funds	Vanguard Target Retirement 2045	264,657	4,705,603
Vanguard Funds	Vanguard Target Retirement 2050	71,347	2,032,666
Vanguard Funds	Vanguard Target Retirement 2055	49,240	1,518,059
Vanguard Funds	Vanguard Target Retirement 2060	24,923	678,158
	Total	3,370,054	71,113,930

*American Woodmark Corporation	Common Stock	745,127	59,595,258

	Notes receivable from participants	Rates of interest ranging from 5.25% to 5.50%	3,694,845

	Total		$138,622,712

* Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 28, 2016	By: _/s/ Glenn E. Eanes___________________________
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)